CORPORATION

06010370

RECEIVED

2006 JAN 23 A 11: 24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

January 13, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 007/2006 and SH 008/2006**

  Subject:
  1. Notification of the connected transaction
  2. Clarifying the news regarding a major shareholder of SHIN will dispose of its shares to Temasek Holding.

  Date: January 13, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

PROCESSED

JAN 23 2006

THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 13, 2006

SH 007/2006

January 13, 2006

Re: Notification of the connected transaction

To : The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the "Company") and its subsidiaries would like to inform you that the Company will enter into a tenancy agreement with SC Office Park Company Limited (SOP), which is 99.99% owned by the Shinawatra family. The details are as follows:

Date of Transaction Within January 2006

Parties involved Lessee: Shin Corporation Public Company Limited and its subsidiaries
Lessor: SC Office Park Company Limited (SOP)

Relationship The Company is 49.61% owned by the Shinawatra family and Damapong family (as of August 26, 2005, the latest closing date of the share registration book) and SOP is 99.99% owned by the Shinawatra family.

General Characteristics of the Transaction

The Company will enter into a tenancy agreement with SOP for Shinawatra Tower 1 for one year starting from January 1, 2006 to December 31, 2006, approximately 4,400 square meters, with a total rental fee of Baht 25.3 million.

The Basis of Pricing The lease agreements are entered into and renewed based on comparative market rates, the benefits of the spending area, location, environment and facilities.
In particular, the Company referred to the appraisal figure of an independent professional appraiser approved by the Securities and Exchange Commission office.

Connected Transaction and its Conditions

Entering into a tenancy agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
January 13, 2006

SH 008/2006

January 13, 2006

Subject: Clarifying the news regarding a major shareholder of SHIN will dispose of its shares to Temasek Holding.

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to inform the news stated by Krungthep Turakij newspaper on January 13, 2006 that a major shareholder of SHIN will dispose of its shares to Temasek Holding. The Company would like to inform that the Company has not received any information concerning this matter from the major shareholder.